ASAT Holdings Limited

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

May 25, 2006

VIA EDGAR (with hard copy via courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Donald C. Hunt

Re:	Acceleration Request for ASAT Holdings Limited
Registration Statement on Form F-1
File No. 333-131331

Ladies and Gentlemen:

ASAT Holdings Limited, an exempted company with limited liability under the Companies Law of the Cayman Islands (the “Company”), has requested that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s above-referenced registration statement. In connection with that request, the Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ASAT HOLDINGS LIMITED

By:	/s/ Robert J. Gange
Name:Robert J. Gange Title:Chief Executive Officer